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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On March 19, 2002, Michael Capellas, Chairman and CEO of Compaq, sent the following email message to Compaq employees.

To: Compaq Global Team

Based on a preliminary estimate of the proxy vote, HP believes it has received sufficient shareholder support to approve the proposed Compaq/HP merger. But the votes will have to be counted and certified by independent election inspectors before there is an official decision, which could take up to a few weeks.

During this time, we need to do four things:

* Sustain the confidence of our customers and reinforce our commitment to their success no matter what the final outcome may be. We all need to spend as much of our time as possible during the next few weeks meeting and talking with customers around the world.

* Deliver the quarter. We only have eight business days left in Q1, and we need to focus all of our efforts on meeting our financial goals. We cannot let any uncertainty over the outcome of the merger distract us from achieving our immediate objectives.

* Continue to take the actions that strengthen our business -- building on the progress we've made during the past year. We' re not backing off one inch from doing what's necessary to improve our business model and our competitive position.

* Execute our strategy to expand our enterprise capabilities, grow and achieve critical mass in global services and improve the economics of our PC business.

If the merger goes through, these actions will make the combined company that much stronger. If it doesn't go through, they will make Compaq even stronger.

The fact is that the needs of our customers won't change either way. They will demand industry standard technology for low-cost enterprise solutions, and the services that support them. They will accelerate deployment of Windows NT and Linux and look for IT companies who can make them work together. They will choose fewer and more strategic partners and expect them to be able to put all the technology pieces together for them.

The value we deliver to customers is based on three fundamental principles: reduced complexity, increased flexibility and a faster return on investment. That's the message we must continue to deliver to our customers.

We're confident that approval of the merger will be confirmed after the legal process is completed. Compaq's shareholders will meet to approve the merger on Wednesday. We will keep you updated on developments.

Throughout this process, we have continued to focus on execution and on identifying the key trends that will shape the future of the industry. We now stand ready to make that future a reality.

On behalf of the Board of Directors and the management team, I want to thank you for your support and for your unwavering dedication.

Michael

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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.